Filed Pursuant to Rule 433
Registration No. 333-202524
January 19, 2018
FREE WRITING PROSPECTUS
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
Equity Index Underlying Supplement dated March 5, 2015)

HSBC USA Inc.
Autocallable Barrier Notes with Step-Down Call Threshold Feature

▸ Autocallable Barrier Notes with Step-Down Call Threshold Feature linked to the Nikkei 225 Index and the MSCI Emerging Markets Index

▸ Approximately 3-year term

▸ If the Notes are not called, full exposure to declines in the Least Performing Underlying if its return is less than -30%

▸ Callable annually on or after January 30, 2019 at par plus the applicable Call Premium if the closing level of each Underlying is at or above its applicable Call Threshold (which will be equal to a percentage of the Initial Level that decreases progressively from 100% to 90% over the term of the Notes)

▸ Call premium of at least 10.50% per annum (to be determined on the Pricing Date)

▸ All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Barrier Notes with Step-Down Call Threshold Feature (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-7 of this document, page S-1 of the accompanying prospectus supplement and page S-2 of the accompanying Equity Index Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $930 and $970 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-4 and "Risk Factors" beginning on page FWP-7 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000.00	$22.50	$977.50
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.25% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this free writing prospectus.

HSBC ◆

HSBC USA Inc.

3-Year Autocallable Barrier Notes with Step-Down Call Threshold Feature
Linked to the Nikkei 225 Index and the MSCI Emerging Markets Index

Indicative Terms*

Principal Amount	$1,000 per Note
Term	Approximately 3 years
Reference Asset	Composed of the Nikkei 225 Index ("NKY") and the MSCI Emerging Markets Index ("MXEF") (each, an "Underlying" and together the "Underlyings").
Call Feature	The Notes will be automatically called if the Official Closing Level of each Underlying is at or above its applicable Call Threshold (which will be equal to a percentage of the Initial Level that decreases progressively over the term of the Notes) on any Observation Date on or after January 30, 2019** In such a case, you will receive a cash payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount plus the Call Premium payable on the corresponding Call Payment Date.**
Call Threshold	For each Underlying, 100% of the Initial Level on the first Observation Date, 95% of the Initial Level on the second Observation Date and 90% of the Initial Level on the third Observation Date.
Call Premium	At least 10.50% per annum. At least 10.50% if called on the first Observation Date, at least 21.00% if called on the second Observation Date and at least 31.50% if called on the third Observation Date (the "Final Valuation Date") (each to be determined on the Pricing Date).
Trigger Level	For each Underlying, 70% of its Initial Level
Payment at Maturity per Note	Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows: ▶ **If the Final Level of the Least Performing Underlying is less than its Call Threshold but greater than or equal to its Trigger Level**: $1,000 ▶ **If the Final Level of the Least Performing Underlying is less than its Trigger Level**: $1,000 + ($1,000 × Final Return of the Least Performing Underlying). If the Final Level of the Least Performing Underlying is less than the Trigger Level, you may lose up to 100% of the Principal Amount.
Final Return	For each Underlying: $$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$
Least Performing Underlying	The Underlying with the lowest Final Return.
Trade Date and Pricing Date	January 24, 2018
Original Issue Date:	January 29, 2018
Final Valuation Date:	January 22, 2021
Maturity Date	January 27, 2021
CUSIP / ISIN	40435FRX7 / US40435FRX77

* As more fully described beginning on page FWP-3.
** See page FWP-4 for Observation Dates and Call Payment Dates.

The Notes

The Notes may be suitable for investors who believe that the level of each Underlying will not decrease significantly over the term of the Notes.

If both of the Underlyings are at or above their respective Call Thresholds on any Observation Date beginning in January , your Notes will be automatically called and you will receive a payment equal to 100% of the Principal Amount, together with the applicable Call Premium on the corresponding Call Payment Date.

If the Notes are not automatically called and the Final Level of the Least Performing Underlying is less than its Call Threshold but greater than or equal to its Trigger Level, you will receive a Payment at Maturity equal to the Principal Amount of the Notes.

If the Notes are not automatically called and the Final Level of the Least Performing Underlying is less than its Trigger Level, you will lose 1% of your principal for every 1% decline in the level of the Least Performing Underlying.

The offering period for the Notes is through **January 24, 2018**



HSBC USA Inc.
3-Year Autocallable Barrier Notes with Step-Down Call Threshold Feature



This free writing prospectus relates to a single offering of Autocallable Barrier Notes with Step-Down Call Threshold Feature. The offering will have the terms described in this free writing prospectus and the accompanying prospectus supplement, prospectus and Equity Index Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control.

This free writing prospectus relates to an offering of Notes linked to the performance of the Nikkei 225 Index and the MSCI Emerging Markets Index. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The Nikkei 225 Index ("NKY") and the MSCI Emerging Markets Index ("MXEF") (each, an "Underlying" and together, the "Underlyings").
Trade Date:	January 24, 2018
Pricing Date:	January 24, 2018
Original Issue Date:	January 29, 2018
Final Valuation Date:	January 22, 2021, subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, expected to be January 27, 2021. The Maturity Date is subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Call Feature:	We will automatically call the Notes if the Official Closing Level of each Underlying is at or above its applicable Call Threshold on any Observation Date. If the Notes are automatically called, you will receive a cash payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount plus the applicable Call Premium on the corresponding Call Payment Date.
Call Threshold:	The Call Threshold is a percentage of the Initial Level that decreases progressively over the term of the Notes. For each Underlying, the Call Threshold will be 100% of the Initial Level on the first Observation Date, 95% of the Initial Level on the second Observation Date and 90% of the Initial Level on the third Observation Date.
Call Premium:	At least 10.50% per annum. At least 10.50% if called on the first Observation Date, at least 21.00% if called on the second Observation Date and at least 31.50% if called on the third Observation Date (the "Final Valuation Date") (each to be determined on the Pricing Date).
Payment at Maturity:	Unless the Notes are automatically called, on the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value.
Final Settlement Value:	Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows:

▸ **If the Final Level of the Least Performing Underlying is less than its Call Threshold but greater than or equal to its Trigger Level**:

$1,000

▸ **If the Final Level of the Least Performing Underlying is less than its Trigger Level**:

$1,000 + ($1,000 × Final Return of the Least Performing Underlying).

If the Final Level of the Least Performing Underlying is less than its Trigger Level, you may lose up to 100% of the Principal Amount.

Trigger Level:	For each Underlying, 70% of the Initial Level of that Underlying.	
Least Performing Underlying:	The Underlying with the lowest Final Return.	

Observation Dates, Call Payment Dates and Call Threshold:

Observation Date*	Call Payment Date**	Call Threshold
January 30, 2019	February 4, 2019	100% of the Initial Level
January 22, 2020	January 27, 2020	95% of the Initial Level
January 22, 2021 (the Final Valuation Date)	January 27, 2021	90% of the Initial Level

* The Observation Dates are subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.

** The Call Payment Dates are subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.

Final Return: With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Initial Level: With respect to each Underlying, its Official Closing Level on the Pricing Date.

Final Level: With respect to each Underlying, its Official Closing Level on the Final Valuation Date.

Official Closing Level: The closing level of the relevant Underlying on any scheduled trading day as determined by the calculation agent based upon the value displayed on the relevant Bloomberg Professional® service page (with respect to the NKY, "NKY <INDEX>" and with respect to the MXEF, "MXEF <INDEX>" or, for each Underlying, any successor page on the Bloomberg Professional® service or any successor service.

CUSIP / ISIN: 40435FRX7 / US40435FRX77

Form of Notes: Book-Entry

Listing: The Notes will not be listed on any U.S. securities exchange or quotation system.

Estimated Initial Value: The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors—The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

GENERAL

This free writing prospectus relates to an offering of securities. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of securities relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to either Underlying or any component security included in either Underlying or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the Equity Index Underlying Supplement dated March 5, 2015. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-7 of this free writing prospectus, page S-1 of the prospectus supplement and page S-2 of the Equity Index Underlying Supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014327/v403626_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT ON THE NOTES

Call Feature

The Notes will be automatically called if the Official Closing Level of each Underlying is at or above its applicable Call Threshold (which will be equal to a percentage of the Initial Level that decreases progressively over the term of the Notes) on any Observation Date. If the Notes are automatically called, investors will receive a cash payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount, together with the applicable Call Premium.

Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment equal to the Final Settlement Value determined as follows:

▸ **If the Final Level of the Least Performing Underlying is less than its Call Threshold but greater than or equal to its Trigger Level**:

$1,000

▸ **If the Final Level of the Least Performing Underlying is less than its Trigger Level**:

$1,000 + ($1,000 × Final Return of the Least Performing Underlying).

If the Final Level of the Least Performing Underlying is less than its Trigger Level, you may lose up to 100% of the Principal Amount.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsor

With respect to the NKY, Nikkei Inc. is the reference sponsor. With respect to the MXEF, MSCI, Inc. is the reference sponsor.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▸ You believe that the Official Closing Level of each of the Underlyings will be equal to or greater than its applicable Call Threshold on one or more of the Observation Dates.

▸ You are willing to make an investment that is potentially exposed to downside performance of the Least Performing Underlying on a 1-to-1 basis.

▸ You are willing to hold Notes that will be automatically called on any Observation Date on or after January 30, 2019 on which the Official Closing Level of each Underlying is at or above its applicable Call Threshold.

▸ You are willing to be exposed to the possibility of early redemption.

▸ You are willing to invest in a security in which the maximum return is limited to the Call Premium.

▸ You are willing to hold the Notes to maturity.

▸ You do not seek an investment for which there will be an active secondary market.

▸ You are willing to forgo dividends or other distributions paid to holders of the stocks included in either of the Underlyings.

▸ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▸ You believe that the Official Closing Level of one or both of the Underlyings will be less than its applicable Call Threshold on each of the Observation Dates, and below its Trigger Level on the Final Valuation Date.

▸ You are unwilling to make an investment that is potentially exposed to downside performance of the Least Performing Underlying on a 1-to-1 basis.

▸ You are unable or unwilling to hold Notes that will be automatically called on any Observation Date on or after January 30, 2019 on which the Official Closing Level of each Underlying is at or above its applicable Call Threshold, or you are otherwise unable or unwilling to hold the Notes to maturity.

▸ You are unwilling to be exposed to the possibility of early redemption.

▸ You are unwilling to invest in a security in which the maximum return is limited to the Call Premium.

▸ You prefer to receive guaranteed periodic interest payments on the Notes.

▸ You seek an investment for which there will be an active secondary market.

▸ You prefer to receive the dividends or other distributions paid on the stocks included in either of the Underlyings.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-2 of the accompanying Equity Index Underlying Supplement. Investing in the securities is not equivalent to investing directly in any of the stocks included in either Underlying. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement, including the explanation of risks relating to the Notes described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "— General Risks Related to Indices" in the Equity Index Underlying Supplement; and

▶ "—Securities Prices Generally Are Subject to Political, Economic, Financial and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the Equity Index Underlying Supplement; and

▶ "—Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes do not guarantee return of principal and you may lose all of your Principal Amount.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not automatically called and the Final Level of the Least Performing Underlying is less than its Trigger Level. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and you will lose 1% for each 1% that the Final Level of the Least Performing Underlying is less than its Initial Level. You may lose up to 100% of your investment at maturity.

You may not receive the Call Premium.

The Notes may not be automatically called. If, on the Final Valuation Date, the Official Closing Level of either Underlying is less than its Trigger Level, you will not receive a positive return on the Notes, and you will lose some or all of your principal amount.

Your return on the Notes is limited to the principal amount plus the Call Premium, if any, regardless of any appreciation in the level of the Reference Asset.

If the Notes are called, for each $1,000 in principal amount, you will receive $1,000 at maturity plus the Call Premium, regardless of any appreciation in the level of either Underlying, which may be significant. Accordingly, an investment in the Notes may have a lower return than an investment in the securities included in one or both of the Underlyings.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the Call Premium and any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

If the Notes are not called, your return will be based on the Final Return of the Least Performing Underlying.

If the Notes are not automatically called, your return will be based on the Final Return of the Least Performing Underlying without regard to the performance of the other Underlying. As a result, you could lose all or some of the Principal Amount investment if the Final Level of the Least Performing Underlying is less than its Trigger Level, even if there is an increase in the level of the other Underlying. This could be the case even if the other Underlying increased by an amount greater than the decrease in the Least Performing Underlying.

Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the level of each Underlying.

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the level of the Underlyings to the same degree for each Underlying. For example, in the case of notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of either of the Underlyings would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

The Notes may be automatically called prior to the Maturity Date.

If the Notes are automatically called early, the holding period could be as little as 1 year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date. Because the Call Threshold will decrease each year, the Notes are more likely to be called during their term than hypothetical similar securities that have a Call Threshold that does not so decrease.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the payments due on the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date may be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the levels of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 10 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The amount payable on the Notes is not linked to the levels of the Underlyings at any time other than the Observation Dates, including the Final Valuation Date.

The payments on the Notes will be based on the Official Closing Levels of the Underlyings on the Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. If the Notes are not called, even if the level of the Least Performing Underlying is greater than or equal to its Initial Level during the term of the Notes other than on the Observation Dates but then decreases on each Observation Date to a level that is less than its Initial Level, the return on the Notes may be less, and possibly significantly less, than it would have been had the Notes had been called. Similarly, even if the level of each Underlying is greater than or equal to its Trigger Level during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a level that is less than its Trigger Level, the Payment at Maturity will be less, and possibly significantly less, than it would have been had the Payment at Maturity been linked to the level of the Least Performing Underlying prior to such decrease. Although the actual levels of the Underlyings on the Maturity Date or at other times during the term of the Notes may be higher than their respective levels on the Observation Dates, whether the Notes will be automatically called will be based solely on the Official Closing Levels of the Underlyings on the applicable Observation Dates.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Lower Trigger Levels are generally associated with Underlyings with greater expected volatility and therefore can indicate a greater risk of loss.

"Volatility" refers to the frequency and magnitude of changes in the level of an Underlying. The greater the expected volatility with respect to an Underlying on the Pricing Date, the higher the expectation as of the Pricing Date that the level of that Underlying could close below its Trigger Level on the Final Valuation Date, indicating a higher expected risk of loss on the Notes. This greater expected risk will generally be reflected in more favorable terms (such as a lower Trigger Level) than for similar securities linked to the performance of an Underlying with a lower expected volatility as of the Pricing Date. You should therefore understand that a relatively lower Trigger Level may indicate an increased risk of loss. Further, a relatively lower Trigger Level may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of an Underlying can change significantly over the term of the Notes. The level of an Underlying for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Least Performing Underlying and the potential to lose some or all of your principal at maturity.

Risks associated with non-U.S. companies.

The levels of the NKY and the MXEF depend upon the stocks of non-U.S. companies, and thus involve risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the NKY or the MXEF and, as a result, the value of the Notes.

Risks associated with emerging markets.

An investment in the MXEF will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

The Notes will not be adjusted for changes in exchange rates.

Although the equity securities that comprise the NKY and the MXEF are traded in currencies other than U.S. dollars, and your Notes are denominated in U.S. dollars, the amount payable on your Notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the level of the NKY and the MXEF, and therefore your Notes. The amount we pay in respect of your Notes on the maturity date, if any, will be determined solely in accordance with the procedures described in this free writing prospectus.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of either Underlying from its Initial Level. We cannot predict the Official Closing Level of either Underlying on any Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or the return on the Notes.

The table and examples below illustrate how the Payment at Maturity would be calculated with respect to a $1,000 investment in the Notes, given a range of hypothetical Underlying performances. The hypothetical returns on the Notes below are numbers, expressed as percentages, that result from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples assume the following:

▸ Principal Amount: $1,000

▸ Hypothetical Initial Level: As set forth in the tables below.

▸ Trigger Level: 70% of the Initial Level of each Underlying

▸ Hypothetical Call Premium: 10.50% if called on the first Observation Date, 21.00% if called on the second Observation Date and 31.50% if called on the third Observation Date. The actual Call Premium will be determined on the Pricing Date and will be at least 10.50% per annum.

	First Observation Date		Second Observation Date		Third Observation Date			
	NKY	MXEF	NKY	MXEF	NKY		MXEF	
Call Threshold	20,000	1,000	19,000	950	18,000		900	
	Notes Are Called on the Second Observation Date		Notes Are Called on the Third Observation Date (the Final Valuation Date)		Notes Are Not Called on Any Observation Date			
	Example 1		Example 2		Example 3		Example 4	
	NKY	MXEF	NKY	MXEF	NKY	MXEF	NKY	MXEF
Initial Level	20,000	1,000	20,000	1,000	20,000	1,000	20,000	1,000
Trigger Level	14,000	700	14,000	700	14,000	700	14,000	700
Official Closing Levels / Percentage Changes on the First Observation Date	21,000/ 5%	950/ -5%	19,600/ -2%	950/ -5%	16,000/ -20%	800/ -20%	16,000/ -20%	800/ -20%
Official Closing Levels / Percentage Changes on the Second Observation Date	24,000/ 20%	1,100/ 10%	21,000/ 5%	900/ -10%	15,000/ -25%	750/ -25%	15,000/ -25%	750/ -25%
Official Closing Levels / Percentage Changes on the Final Valuation Date	N/A	N/A	22,000/ 10%	900/ -5%	18,000/ -10%	800/ -20%	21,000/ 5%	400/ -60%
Call Premium	$210.00 (Call Premium)		$315.00 (Call Premium)		$0.00		N/A	
Total Payment	$1,210.00 (upon automatic call)		$1,315.00 (upon automatic call)		$1,000.00 (at maturity)		$400 (at maturity)	
Return of the Notes	21.00%		31.50%		0.00%		-60.00%	

Example 1—The Official Closing Level of each Underlying on the second Observation Date is greater than or equal to its applicable Call Threshold, but not on the first Observation Date.

Underlying	Initial Level	Official Closing Level on the First Observation Date	Official Closing Level on the Second Observation Date	Official Closing Level on the Third Observation Date
MXEF	1,000	950 (95% of Initial Level)	1,100 (110% of Initial Level)	N/A
NKY	20,000	21,000 (105% of Initial Level)	24,000 (120% of Initial Level)	N/A

Because the Official Closing Level of each Underlying on the second Observation Date is at or above its applicable Call Threshold, the Notes will be called and you will receive $1,210.00 per Note, reflecting the Principal Amount plus the applicable Call Premium, resulting in a 21.00% return on the Notes.

Example 2—The Official Closing Level of each Underlying on the fourth Observation Date (the Final Valuation Date) is greater than or equal to its applicable Call Threshold, but not on any previous Observation Dates.

Underlying	Initial Level	Official Closing Level on the First Observation Date	Official Closing Level on the Second Observation Date	Final Level on the Third Observation Date
MXEF	1,000	950 (95% of Initial Level)	900 (90% of Initial Level)	950 (95% of Initial Level)
NKY	20,000	19,600 (98% of Initial Level)	21,000 (105% of Initial Level)	22,000 (110% of Initial Level)

Because the Official Closing Level of each Underlying on the fourth Observation Date is at or above its applicable Call Threshold, the Notes will be called and you will receive $1,315.00 per Note, reflecting the Principal Amount plus the applicable Call Premium, resulting in a 31.50% return on the Notes.

Example 3—The Notes are not called and the Final Level of the Least Performing Underlying is greater than or equal to its Trigger Level.

Underlying	Initial Level	Official Closing Level on the First Observation Date	Official Closing Level on the Second Observation Date	Official Closing Level on the Third Observation Date
MXEF	1,000	800 (80% of Initial Level)	750 (75% of Initial Level)	800 (80% of Initial Level)
NKY	20,000	16,000 (80% of Initial Level)	15,000 (75% of Initial Level)	16,000 (90% of Initial Level)

Because the Final Level of the Least Performing Underlying is greater than or equal to the Trigger Level, you will receive $1,000.00 per Note, reflecting the Principal Amount, resulting in a 0.00% return on the Notes, even though the level of each Underlying has declined.

Example 4—The Notes are not called and the Final Level of the Least Performing Underlying is less than its Trigger Level.

Underlying	Initial Level	Official Closing Level on the First Observation Date	Official Closing Level on the Second Observation Date	Official Closing Level on the Third Observation Date
MXEF	1,000	800 (80% of Initial Level)	750 (75% of Initial Level)	400 (40% of Initial Level)
NKY	20,000	16,000 (80% of Initial Level)	15,000 (75% of Initial Level)	21,000 (105% of Initial Level)

Because the Final Level of the Least Performing Underlying is less than its Trigger Level, you will receive $400.00 per $1,000 in Principal Amount, calculated as follows:

$$\text{Payment at Maturity} = \$1,000 + (\$1,000 \times -60.00\%) = \$400.00$$

resulting in a -60.00% return on the Notes.

If the Notes are not called and the Final Level of the Least Performing Underlying is less than its Trigger Level, you will be exposed to any decrease in the level of the Least Performing Underlying on a 1:1 basis and could lose up to 100% of your principal at maturity.

INFORMATION RELATING TO THE UNDERLYINGS

Description of the NKY

The NKY measures the composite price performance of selected Japanese stocks and is based on 225 of the most actively traded stocks on the Tokyo Stock Exchange, representing a broad cross-section of Japanese industries. The 225 companies included in the NKY are divided into 6 sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities.

For more information about the NKY, see "The Nikkei 225 Index" beginning on page S-30 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the NKY

The following graph sets forth the historical performance of the NKY based on the daily historical closing levels from January 2, 2008 through January 17, 2018. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



Description of the MXEF

The MXEF offers a representation of emerging markets based on the following countries: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Pakistan, Peru, Philippines, Poland, Qatar, Russia, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates. With 822 constituents, the MXEF covers approximately 85% of the free float-adjusted market capitalization in each country. It is based on the Global Investable Market Indices methodology which emphasizes index liquidity, investibility and replicability. The MXEF has a base value of 100.00 and a base date of December 31, 1987.

For more information about the MXEF, see "MSCI Indices" beginning on page S-22 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the MXEF

The following graph sets forth the historical performance of the MXEF based on the daily historical closing levels from January 2, 2008 through January 17, 2018. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Payment at Maturity" in this free writing prospectus, except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date and final Observation Date for purposes of determining the payment on the Notes, and the accelerated maturity date will be the third business day after the accelerated Final Valuation Date. If the Notes are subject to an automatic call, the Call Premium will be pro-rated based upon the amount of time that the Notes are outstanding. If a market disruption event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Final Return will be made on such date, irrespective of the existence of a market disruption event with respect to the other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.25% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

No Prospectus (as defined in Directive 2003/71/EC, as amended (the "Prospectus Directive")) will be prepared in connection with these Notes. Accordingly, these Notes may not be offered to the public in any member state of the European Economic Area (the "EEA"), and any purchaser of these Notes who subsequently sells any of these Notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

The Notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression "offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, and a "retail investor" means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended ("MiFID II"); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the "PRIIPs Regulation"), for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale, call or exchange and we intend to treat any gain or loss upon maturity or an earlier sale, call or exchange as long-term capital gain or loss, provided you have held the Note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in an Underlying would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in an Underlying were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Underlyings and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in an Underlying is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of an Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption or other disposition of the Notes will only apply to dispositions after December 31, 2018.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

Free Writing Prospectus

Equity Index Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Autocallable Barrier Notes with Step-Down Call Threshold Feature

January 19, 2018

FREE WRITING PROSPECTUS